Exhibit 99.1.
Signing a processing-on-commission contract with Taihan Electric’s Stainless
POSCO has signed a processing-on-commission contract in connection with the MOU with Taihan Electrics, which was previously signed on Sept 29th. Details of the contract are as follows:
1.  Goods to be processed on commission : Stainless hot coils or cold coils
2.  Amount of processing on commission : 150 thousand ton per year
3.  Contract Period : 2007.01.01 ~ 2011.12.31
We will have a discussion about investing a minor equity of the new independent stainless corporation from Taihan Electric, later when this new corporation is established.
Others:
Date of disclosure related with: 13. Oct. 2006